

May 24, 2016

Via E-mail
Justin T. Evans
Chief Financial Officer
Champion Industries, Inc.
2450 1st Avenue
Huntington, WV 25703

> **Re:** **Champion Industries, Inc.**
> **Amendment No. 2 to Schedule 13E-3**
> **Filed May 17, 2016**
> **File No. 5-82429**
>
> **Revised Preliminary Proxy Statement**
> **Filed May 17, 2016**
> **File No. 0-21084**

Dear Mr. Evans:

We have reviewed your amended filings and have the following additional comments.

Preliminary Proxy Statement

General

1. We note your response to prior comment 3. Please revise to clearly mark the form of proxy as a "Preliminary Copy." Please refer to Exchange Act Rule 14a-6(e)(1).

Special Factors

Purpose and Reasons for the Reverse Stock Split, page 9

2. We note your response to prior comment 9. Please revise to indicate why you determined to conduct the proposed stock split at this time as opposed to other times in the company's history.

Third Party Valuation Report, page 23

3. Please remove your reference to the Private Securities Litigation Reform Act as forward-looking statements made in relation to the proposed going private transaction are not protected under the PSLRA's safe harbor. Refer to Question 117.05 of the Division of

Corporation Finance's Compliance and Disclosure Interpretation for Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3.

4.   We note the disclaimer with respect to information provided via "work and opinions of others" and that Chaffe "assumes no responsibility for this information." Please identify the specific "work and opinions of others" that Chaffe relied upon in conducting their valuation. Please also note that while it may be acceptable to include qualifying language concerning subjective analyses, it is inappropriate to disclaim responsibility for statements made in the document. As such, please revise to remove the statement that Chaffe assumes no responsibility for the information cited.

*   *   *

You may contact Bryan Pitko, Attorney Advisor, at (202) 551-3203 or me at (202) 551-3444 with any questions regarding our comments.

Sincerely,

/s/ Perry J. Hindin

Perry J. Hindin
Special Counsel
Office of Mergers & Acquisitions

cc: Via E-mail
        Roger D. Hunter
        Bowles Rice LLP